August 11, 2023

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:
Jeff Gordon
Martin James

Re:	Wolfspeed, Inc. Form 10-K for the fiscal year ended June 26, 2022 Filed August 22, 2022 Form 8-K Filed January 25, 2023 File No. 001-40863

Dear Messrs. Gordon and James:

Set forth below is the response of Wolfspeed, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated July 14, 2023 relating to the Form 8-K filed January 25, 2023. This letter includes the comment from the letter in italics, with the Company’s response set forth immediately below. The Company has repeated the headings and paragraph numbers from the letter for your convenience.

Form 8-K Filed January 25, 2023

Exhibit 99.1, page 7

1.Please refer to prior comment 5 of our letter dated March 10, 2023. Based on your March 24, 2023 response, factory start-up costs and underutilization costs appear to be normal operating expenses necessary to operate your business. As such, the adjustments to your non-GAAP financial measures for these costs are inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations in future filings to remove these adjustments.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the Company's future filings the Company will not include factory start-up and underutilization costs as adjustments to its non-GAAP financial measures.

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    If you have any questions regarding any of the responses in this letter, please contact me at (919) 407-7098.

Sincerely,

WOLFSPEED, INC.

/s/ Neill Reynolds
Neill P. Reynolds
Executive Vice President and
Chief Financial Officer